                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         UNITED FIRE & CASUALTY COMPANY
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $3.33 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    910331107
                                    ---------
                                 (CUSIP Number)

                                 Roger M. Singer
                    General Counsel and Senior Vice President
                                 CGU Corporation
                                One Beacon Street
                              Boston, MA 02108-3100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 29, 1998
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               CUSIP NO. 910331107


--------------------------------------------------------------------------------
(1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                       CGU Corporation ("CGU") 51-0109776
     (merged with General Accident Corporation of America on June 2, 1998)
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _____________ of a Group (See Instructions)
___________________________________(b)_______________

--------------------------------------------------------------------------------

(3) (SEC Use Only)

--------------------------------------------------------------------------------

(4) Source of Funds (See Instructions)
    WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------
       Number of Shares                        (7)   Sole Voting Power
       Beneficially Owned                            0
       by Each Reporting                             ---------------------------
       Person With                             (8)   Shared Voting Power
                                                     2,025,680
                                                     --------------------------
                                               (9)   Sole Dispositive Power
                                                     0
                                                     --------------------------
                                               (10)  Shared Dispositive Power
                                                     2,025,680
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,025,680 shares
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
      Approximately 20.2%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO
--------------------------------------------------------------------------------

                               CUSIP NO. 910331107


--------------------------------------------------------------------------------
(1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

                   CGU Insurance Company ("CGUIC") 23-1502700
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _____________ of a Group (See Instructions)
___________________________________(b)_______________

--------------------------------------------------------------------------------

(3) (SEC Use Only)

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)
    WC

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization    Pennsylvania

--------------------------------------------------------------------------------
       Number of Shares                        (7)   Sole Voting Power
       Beneficially Owned                            0
       by Each Reporting                             ---------------------------
       Person With                             (8)   Shared Voting Power
                                                     2,025,680
                                                     ---------------------------
                                               (9)   Sole Dispositive Power
                                                     0
                                                     ---------------------------
                                               (10)  Shared Dispositive Power
                                                     2,025,680
                                                     ---------------------------
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,025,680 shares
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      Approximately 20.2%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IC, CO

--------------------------------------------------------------------------------

       ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 2 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D DATED JANUARY 15, 1988 (THE "ORIGINAL FILING"), AS AMENDED BY AMENDMENT NO. 1 DATED FEBRUARY 10, 1995 (AS SO AMENDED, THE "SCHEDULE 13D"), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CGU, WITH RESPECT TO THE COMMON STOCK, PAR VALUE $3.33 PER SHARE, OF UNITED FIRE & CASUALTY COMPANY, AN IOWA CORPORATION. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D. ALL SHARE NUMBERS AND SHARE PRICES IN THIS FILING REFLECT COMMON STOCK SPLITS THAT HAVE OCCURRED SINCE THE ORIGINAL FILING.

ITEM 2.  IDENTITY AND BACKGROUND.

       The persons filing this Amendment No. 2 are CGU (a Delaware corporation) and CGUIC (a Pennsylvania corporation), collectively referred to herein as the "Reporting Persons". CGUIC is a direct wholly-owned subsidiary of CGU.

       CGU is a property and casualty holding company. The principal business and office address of CGU is One Beacon Street, Boston, MA 02108-3100 and the principal business and office address of CGUIC is 436 Walnut Street, Philadelphia, PA 19106-3786.

       Information with respect to each executive officer and director of each of the Reporting Persons, including each such officer's and director's name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, is set forth in Schedule I attached to this Amendment No. 2, which Schedule I is incorporated herein by reference.

       None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As reported by the Issuer in its Form 10-Q filed May 15, 2001, 10,035,819 shares of the Issuer's Common Stock ("Common Stock") were outstanding on May 5, 2001. As of the date of this Amendment No. 2, CGU owned no shares of record of Common Stock and beneficially owns, through CGUIC, 2,025,680 shares of Common Stock which represented 20.2% of the total Common Stock outstanding at March 31, 2001. As of the date of this Amendment, none of the persons listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock.

(b) CGU and CGUIC share the power to vote or to direct the vote of, and shares the power to dispose or to direct the disposition of the 2,025,680 shares of Common Stock specified in paragraph (a). See Item 2.

(c) On June 2, 1998 CGU acquired General Accident Insurance Company of America ("GAIC") through its merger with General Accident Corporation of America. On June 29, 1998 GAIC sold 625,000 shares of Common Stock to a third party in a private transaction for cash proceeds of $26,250,000, or $42.00 per share. During 1999, GAIC transferred its ownership in the Common Stock to CGUIC.

(d)    None

(e)    Not Applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 23, 2001

                                CGU CORPORATION


                                BY: /s/ Roger M. Singer
                                   ------------------------------------------
                                Name: Roger M. Singer
                                Title: Senior Vice President, General Counsel
                                       and Secretary


                                CGU INSURANCE COMPANY


                                BY: /s/ Roger M. Singer
                                   ------------------------------------------

                                Name: Roger M. Singer
                                Title: Senior Vice President, General Counsel
                                       and Director

                           SCHEDULE I TO SCHEDULE 13D

         Following is a list of the directors and executive officers of CGU Corporation ("CGU") and CGU Insurance Company ("CGUIC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the USA, except Robert A. Scott, Director at CGUIC, who is a citizen of the UK.


Name and                                                               Present Principal
Business Address                    Office                             Occupation or Employment
----------------                    ------                             ------------------------

CGU
---

Walter E. Farnam                   Chairman of the Board and           Chairman of the Board and
CGU Insurance Company              Director                            Director
One Beacon Street
Boston, MA 02108

Robert C. Gowdy                    President, Chief Executive          President, Chief Executive
CGU Insurance Company              Officer and Director                Officer and Director
One Beacon Street
Boston, MA 02108

Roger M. Singer                    Senior Vice President, General      Senior Vice President, General
CGU Insurance Company              Counsel and Secretary               Counsel and Secretary
One Beacon Street
Boston, MA 02108

John A. Weber                      Senior Vice President and           Senior Vice President and
CGU Insurance Company              Chief Investment Officer            Chief Investment Officer
One Beacon Street
Boston, MA 02108

Richard C. Hirtle                  Treasurer                           Treasurer
CGU Insurance Company
One Beacon Street
Boston, MA 02108

John C. Bogle                      Director                            Founder of the Vanguard
Vanguard Financial Center                                              Group of Investment Companies
P.O. Box 2600
Valley Forge, PA 19482

Allerton Cushman, Jr.              Director                            Advisory Director
Morgan Stanley & Co., Inc.
1585 Broadway, 15th floor
New York, NY 10036-8293

Nader F. Darehshori                Director                            Chairman, President and Chief
Houghton Mifflin Company                                               Executive Officer
222 Berkeley Street
Boston, MA 02116



Name and                                                               Present Principal
Business Address                    Office                             Occupation or Employment
----------------                    ------                             ------------------------

John R. Dunne                       Director                              Counsel
Whiteman Osterman & Hanna
One Commerce Plaza
Albany, NY 12260

Richard H. Glanton                  Director                              Partner
Reed Smith LLP
2500 Liberty Space
1650 Market Street
Philadelphia, PA 19103-7301

Nancy Hawthorne                     Director                              N/A
60 Hyslop Road
Brookline, MA 02445-5725

John B. Neff                        Director                              Consultant
Wellington Management Company
Radnor Corporate Center
Building 2, Suite 300
100 Matsonford Road
Radnor, PA 19087-4609

Robert A. Scott                     Director                              N/A
Auchterarder Road
Dunning, Scotland

CGUIC
-----

Robert C. Gowdy                    Chairman of the Board,                 (see above)
(see above)                        President, Chief Executive
                                   Officer and Director

Roger M. Singer                    Senior Vice President, General         (see above)
(see above)                        Counsel and Director

John A. Weber                      Senior Vice President, Chief           (see above)
(see above)                        Investment Officer and Director

Richard C. Hirtle                  Treasurer                              (see above)
(see above)

David L. Miller                    Senior Vice President and              Senior Vice President and
CGU Insurance Company              Chief Actuary                          Chief Actuary
One Beacon Street
Boston, MA 02108



Name and                                                               Present Principal
Business Address                    Office                             Occupation or Employment
----------------                    ------                             ------------------------

Richard S. Banas                    Director                            Senior Vice President
CGU Insurance Company
One Beacon Street
Boston, MA 02108

Vincent A. Brazauskas               Director                            Senior Vice President
CGU Insurance Company
One Beacon Street
Boston, MA 02108

John F. Doyle, Jr.                  Director                            Senior Vice President
CGU Insurance Company
One Beacon Street
Boston, MA 02108

Richard A. Jordan                   Director                            Senior Vice President
CGU Insurance Company
One Beacon Street
Boston, MA 02108

Janice Kwasniak                     Director                            Senior Vice President
CGU Insurance Company
One Beacon Street
Boston, MA 02108

David N. Ladd                       Director                            Senior Vice President
CGU Insurance Company
One Beacon Street
Boston, MA 02108
